EXHIBIT 21

SUBSIDIARIES OF BALDWIN & LYONS, INC.

NAME	STATE OR JURISDICTION OF ORGANIZATION OR INCORPORATION
Protective Insurance Company	Indiana
Sagamore Insurance Company (1)	Indiana
Protective Specialty Insurance Company (1)	Indiana
B&L Insurance, Ltd.	Bermuda
B&L Brokerage Services, Inc.	Indiana
B&L Management, Inc.	Indiana

(1)	Wholly-owned subsidiary of Protective Insurance Company